SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MModal Inc.

(Name of Subject Company)

MModal Inc.

(Names of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Kathryn F. Twiddy

Chief Legal Officer

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel Clivner, Esq.

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

(310) 407-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto or thereto, the “Schedule 14D-9”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by MModal Inc., a Delaware corporation (the “Company”), on July 17, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on July 24, 2012, relating to the cash tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (“Parent”). Parent is controlled by One Equity Partners V, L.P., a Cayman Islands exempted limited partnership (“OEP V”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on July 17, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of Common Stock at a purchase price of $14.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2012 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the SEC on July 17, 2012 as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 and Amendment No. 1 thereto remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

“Item 8. Additional Information—Litigation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraph after the third paragraph thereof:

“On July 18, 2012, the Court of Chancery of the State of Delaware granted an order consolidating the previously filed lawsuits described above into a single action captioned In re MModal Inc. Shareholder Litigation, Consolidated Civil Action No. 7675-VCP (the “Delaware Action”). The July 18, 2012 order also designated certain law firms as Plaintiffs’ Co-Lead Counsel and Plaintiffs’ Co-Liaison Counsel in the Delaware Action. Pursuant to the July 18, 2012 order, on July 24, 2012, the plaintiffs in the Delaware Action filed an Amended Consolidated Verified Class Action Complaint (which we refer to as the “Consolidated Complaint”). In addition to re-asserting the previously asserted allegations and claims against the previously named defendants, the Consolidated Complaint: (i) names the S.A.C. PCG Funds as defendants, (ii) alleges that the Support Agreement gives rise to claims of breach of fiduciary duty against the Company’s board of directors and to claims of aiding and abetting breach of fiduciary duty against OEP LLC and its affiliates, Parent and Purchaser and the S.A.C. PCG Funds and (iii) alleges that the Company’s board of directors breached its fiduciary duty by making materially incomplete and misleading disclosures in the Schedule 14D-9 with respect to (a) the timing and content of any post-transaction employment discussions with senior management, (b) certain aspects of Macquarie Capital’s valuation work, (c) services performed by Macquarie Capital for the Company and OEP LLC and its affiliates over the past two years and (d) Macquarie Capital’s $15 million investment in a fund for which directors of the Company are principals. The Consolidated Complaint seeks substantially similar relief as the previously filed lawsuits described above. On July 24, 2012, plaintiffs in the Delaware Action filed a Motion for Expedited Proceedings, and papers in support thereof, as well as a Motion for Preliminary Injunction. The Consolidated Complaint is attached as Exhibit (a)(18) to this Schedule 14D-9.”

Item 9.	Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit after Exhibit (a)(17) thereof:

Exhibit No.	Document

(a)(18)	Amended Consolidated Verified Class Action Complaint (In re MModal Inc. Shareholder Litigation) filed on July 24, 2012, Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MMODAL INC.

Date: July 25, 2012	By:	/s/ Kathryn F. Twiddy
	Name:	Kathryn F. Twiddy
	Title:	Chief Legal Officer

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